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                                                                 HEATH D. LINSKY
                                                                 404-504-7691
June 23, 2005                                                    hdl@mmmlaw.com
                                                                 www.mmmlaw.com
VIA EDGAR

Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C.  20002

Re:      Cole Credit Property Trust II, Inc.
         Request for Acceleration
         File No. 333-121094

Ladies and Gentlemen:

         On behalf of Cole Credit Property Trust II, Inc. (the "Company"), enclosed for filing is the Company's request pursuant to Rule 461 promulgated by the Commission under the Securities Act of 1933, as amended (the "Act"), for the acceleration of the effectiveness of its Registration Statement on Form S-11 (File No. 333-121094) under the Act to immediate effectiveness on Monday, June 27, 2005 at 10:00 a.m. Eastern Daylight Time or as soon thereafter as is practicable.

         If you have any questions, please do not hesitate to contact the undersigned at (404) 504-7691 or David M. Calhoun, Esq. at (404) 504-7613.

                                              Sincerely,

                                              MORRIS, MANNING & MARTIN, LLP

                                              /s/ Heath D. Linsky

                                              Heath D. Linsky

cc:  Blair D. Koblenz
     David M. Calhoun, Esq.


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                       COLE CREDIT PROPERTY TRUST II, INC.
                       2555 EAST CAMELBACK ROAD, SUITE 400
                             ATLANTA, GEORGIA 85016




                                  June 23, 2005


VIA EDGAR

Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C.  20002

Re:      Cole Credit Property Trust II, Inc.
         Request for Acceleration
         File No. 333-121094

Ladies and Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933 (the "Act"), Cole Credit Property Trust II, Inc. (the "Company") hereby requests acceleration of the effective date of its Registration Statement on Form S-11 (File No. 333-121094) to immediate effectiveness on Monday, June 27, 2005 at 10:00 a.m. Eastern Daylight Time or as soon thereafter as is practicable.

         The Company acknowledges that, should the Commission or the staff, acting through delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, that the action of the Commission or the staff, acting through delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and that the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions, please call me at (602) 778-8700.

                                           Sincerely,

                                           Cole Credit Property Trust II, Inc.

                                           /s/ Blair D. Koblenz

                                           Blair D. Koblenz


cc:  Heath D. Linsky, Esq.